Filed Pursuant to Rule 424(b)(3)

Registration No. 333-294903

Prospectus Supplement No. 1 to Prospectus dated April 10, 2026

20/20 Biolabs, Inc.

10,105,000 Shares of Common Stock

This Prospectus Supplement No. 1 (this “Supplement”) relates to the prospectus of 20/20 Biolabs, Inc., dated April 10, 2026, relating to the registration for resale of up to 10,105,000 shares of common stock by certain selling stockholders named in such prospectus (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to include the information set forth in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2026.

Our common stock is listed on The Nasdaq Capital Market under the symbol “AIDX.” On April 24, 2026, the closing price of our common stock on The Nasdaq Capital Market was $1.64.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Risk Factors—Risks Related to Ownership of Our Common Stock” included in the Prospectus.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is April 28, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2026 (April 23, 2026)

20/20 BIOLABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-43128	57-2272107
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD	20877
(Address of principal executive offices)	(Zip Code)

240-453-6339
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	AIDX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on November 17, 2025, 20/20 Biolabs, Inc. (the “Company”) entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company agreed to offer and sell to Streeterville, in a private placement transaction, secured convertible promissory notes in the aggregate principal amount of up to $570,000 and warrants to purchase a number of shares of common stock equal to $1,000,000 divided by the lower of (i) $8.00 and (ii) the Valuation based Bid Price or Compelling Evidence-based Bid Price, as submitted by the Company and accepted by The Nasdaq Stock Market (“Nasdaq”) in connection with the Company’s direct listing application with Nasdaq and calculated in accordance with Nasdaq Listing Rule IM-5505-1 (the “Nasdaq Price”). On February 19, 2026, the Company’s direct listing was completed with a Nasdaq Price of $11.42.

As previously disclosed, on November 17, 2025, the Company issued to Streeterville a secured convertible promissory note in the principal amount of $295,000 and a warrant to purchase 62,500 shares of common stock at an exercise price of $8.00 (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions) (“Warrant 1”) for a total purchase price of $250,000.

As previously disclosed, on February 9, 2026, the Company issued to Streeterville a secured convertible promissory note in the principal amount of $275,000 and a warrant to purchase 62,500 shares of common stock at an exercise price of $8.00 (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions) (“Warrant 2”) for a total purchase price of $250,000.

As previously disclosed, on November 17, 2025, the Company entered a securities purchase agreement with Streeterville, pursuant to which the Company agreed to offer and sell to Streeterville (i) up to $40,000,000 (the “Commitment Amount”) of series E convertible preferred stock at a purchase price of $1,000 per share; (ii) 525,000 shares of common stock; and (iii) a warrant to purchase a number of shares of common stock equal to the Commitment Amount divided by the Nasdaq Price.

As previously disclosed, on February 19, 2026, the Company issued to Streeterville 5,000 shares of series E convertible preferred stock and a warrant to purchase 3,502,627 shares of common stock at an exercise price of $11.42 per share (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions) (“Warrant 3,” and together with Warrant 1 and Warrant 2, the “Warrants”) for a purchase price of $5,000,000.

On April 23, 2026, the Company entered into a global amendment (the “Amendment”) with Streeterville, pursuant to which the exercise price of the Warrants was reduced to $2.25 per share (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions). The Company has the right to terminate the Amendment within ninety (90) days of execution of the Amendment upon at least two (2) trading days’ written notice, during which time Streeterville may exercise the Warrants at the foregoing price.

The foregoing summary of the terms and conditions of the Warrants and the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of those documents attached as Exhibits hereto, which are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
4.1	Warrant to Purchase Shares of Common Stock issued by 20/20 Biolabs, Inc. to Streeterville Capital, LLC on November 17, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U filed on November 21, 2025)
4.2	Warrant to Purchase Shares of Common Stock issued by 20/20 Biolabs, Inc. to Streeterville Capital, LLC on February 9, 2026 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed on March 31, 2026)
4.3	Warrant to Purchase Shares of Common Stock issued by 20/20 Biolabs, Inc. to Streeterville Capital, LLC on February 19, 2026 (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed on March 31, 2026)
4.4	Global Amendment, dated April 23, 2026, between Streeterville Capital, LLC and 20/20 Biolabs, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2026	20/20 BIOLABS, INC.

/s/ Jonathan Cohen
	Name:	Jonathan Cohen
	Title:	Chief Executive Officer

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Exhibit 4.4

GLOBAL AMENDMENT

This Global Amendment (this “Amendment”) is entered into as of April 23, 2026 (the “Effective Date”), by and between Streeterville Capital, Llc, a Utah limited liability company (“Investor”), and 20/20 Biolabs, Inc., a Delaware corporation (“Company”).

A. Company previously sold and issued to Investor that certain: (i) Warrant No. 1 to Purchase Shares of Common Stock issued on November 17, 2025 (“Warrant No. 1”); and (ii) Warrant No. 2 to Purchase Shares of Common Stock issued on February 9, 2026 (“Warrant No. 2”, and together with Warrant No. 1, the “Debt Warrants”).

B. The Debt Warrants were issued pursuant to that certain Securities Purchase Agreement dated November 17, 2025 by and between Investor and Company (the “Debt Purchase Agreement”).

C. Company previously sold and issued to Investor that certain Warrant to Purchase Shares of Common Stock issued on February 19, 2026 (the “PPP Warrant”, and collectively with the Debt Warrants, the “Warrants”, and each individually, a “Warrant”).

D. The PPP Warrant was issued pursuant to that certain Securities Purchase Agreement dated November 17, 2025 (the “PPP Purchase Agreement”).

E. The term “Transaction Documents” means the Debt Warrants, the Debt Purchase Agreement, the PPP Warrant, the PPP Purchase Agreement, and any other agreements or instruments entered into in conjunction therewith.

F. Investor and Company have agreed, subject to the terms, amendments, conditions and understanding expressed in this Amendment, to amend the Warrants.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the parties hereto acknowledges and agrees that the recitals set forth above in this Amendment are true and accurate and are hereby incorporated into and made a part of this Amendment.

2. Exercise Price. Beginning on the Effective Date, the Exercise Price for each Warrant will be equal to $2.25 per share. Company will have the right to terminate this Amendment at any time after the day that is ninety (90) Trading Days from the Effective Date by providing at least two (2) Trading Days’ written notice of termination to Investor. For the avoidance of doubt, Investor will have the right to exercise the Warrants at the foregoing Exercise Price during such two-day notice period.

3. Sticker Update. Company agrees to file a sticker update to its Form S-1 Registration Statement (File No. 333-292125) to reflect the changes in the Exercise Price made pursuant to this Amendment within two (2) business days of the Effective Date.

4. Representations and Warranties. In order to induce Investor to enter into this Amendment, Company, for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees as follows:

(a) Company has full power and authority to enter into this Amendment and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action. No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Amendment or the performance of any of the obligations of Company hereunder.

(b) There is no fact known to Company or which should be known to Company which Company has not disclosed to Investor on or prior to the date of this Amendment which would or could materially and adversely affect the understanding of Investor expressed in this Amendment or any representation, warranty, or recital contained in this Amendment.

(c) Except as expressly set forth in this Amendment, Company acknowledges and agrees that neither the execution and delivery of this Amendment nor any of the terms, provisions, covenants, or agreements contained in this Amendment shall in any manner release, impair, lessen, modify, waive, or otherwise affect the liability and obligations of Company under the Transaction Documents.

(d) Company has no defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action of any kind or nature whatsoever against Investor, directly or indirectly, arising out of, based upon, or in any manner connected with, the transactions contemplated hereby, whether known or unknown, which occurred, existed, was taken, permitted, or begun prior to the execution of this Amendment and occurred, existed, was taken, permitted or begun in accordance with, pursuant to, or by virtue of any of the terms or conditions of the Transaction Documents. To the extent any such defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action exist or existed, such defenses, rights, claims, counterclaims, actions and causes of action are hereby waived, discharged and released. Company hereby acknowledges and agrees that the execution of this Amendment by Investor shall not constitute an acknowledgment of or admission by Investor of the existence of any claims or of liability for any matter or precedent upon which any claim or liability may be asserted.

(e) Company represents and warrants that as of the date hereof no events of default or other material breaches exist under the Transaction Documents or have occurred prior to the date hereof.

5. Certain Acknowledgments. Each of the parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Investor to Company in connection with this Amendment.

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6. Other Terms Unchanged. The Warrants, as amended by this Amendment, remain and continue in full force and effect, constitute legal, valid, and binding obligations of each of the parties, and are in all respects agreed to, ratified, and confirmed. Any reference to the Warrants after the date of this Amendment is deemed to be a reference to the Warrants as amended by this Amendment. If there is a conflict between the terms of this Amendment and the Warrants, the terms of this Amendment shall control. No forbearance or waiver may be implied by this Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Investor under the Warrants, as in effect prior to the date hereof. For the avoidance of doubt, this Amendment shall be subject to the same governing law, venue, and arbitration provisions as the Warrants.

7. No Reliance. Company acknowledges and agrees that neither Investor nor any of its officers, directors, members, managers, equity holders, representatives or agents has made any representations or warranties to Company or any of its agents, representatives, officers, directors, or employees except as expressly set forth in this Amendment and the Warrants and, in making its decision to enter into the transactions contemplated by this Amendment, Company is not relying on any representation, warranty, covenant or promise of Investor or its officers, directors, members, managers, equity holders, agents or representatives other than as set forth in this Amendment.

8. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The parties hereto confirm that any electronic copy of another party’s executed counterpart of this Amendment (or such party’s signature page thereof) will be deemed to be an executed original thereof.

9. Further Assurances. Each party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

INVESTOR:

STREETERVILLE CAPITAL, LLC

By:	/s/ John Fife
John Fife, President

COMPANY:

20/20 BIOLABS, INC.

By:	/s/ Jonathan Cohen
Jonathan Cohen, Chief Executive Officer

[Signature Page to Global Amendment]